_____________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Texoil, Inc.
(Name of Subject Company (Issuer))

OEI Acquisition Corp.

Ocean Energy, Inc.
(Offerors)

Common Stock, $.01 par value per share
 (Title of Class of Securities)

882906-20-9
 (CUSIP Number of Class of Securities)

Copy to:
Robert K. Reeves Executive Vice President and General Counsel Ocean Energy, Inc. 1001 Fannin Suite 1600 Houston, Texas 77002 (713) 265-6000	Michael E. Dillard, P.C. Akin, Gump, Strauss, Hauer & Feld L.L.P. 1700 Pacific Avenue Suite 4100 Dallas, Texas 75201 (214) 969-2800

(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

___________

CALCULATION OF FILING FEE
Transaction valuation	Amount of filing fee
____________________________________________________________________________________
Not Applicable	Not Applicable

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Amount Previously Paid.......................	Filing Party........................................
		Form or Registration No.......................	Date Filed..........................................
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBIT INDEX
Exhibit Number	Description
99.1	Text of Joint Press Release issued by Texoil, Inc. and Ocean Energy, Inc. on January 18, 2001.